EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before equity in earnings of investee	$199,036	$127,750	$153,219	$191,803	$21,990
Fixed Charges	139,486	145,954	136,111	134,110	138,712
Adjusted Earnings	$338,522	$273,704	$289,330	$325,913	$160,702
Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$139,486	$145,954	$136,111	$134,110	$138,712
Preferred distributions	20,664	26,559	40,145	29,880	29,880
Combined Fixed Charges and preferred distributions	$160,150	$172,513	$176,256	$163,990	$168,592
Ratio of Earnings to Fixed Charges and Preferred distributions	2.11x	1.59x	1.64x	1.99x	0.95x(1)

(1)	The deficiency for this year was approximately $7,890.